

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2011

Via E-mail
Mr. Wayne M. Morrison
Chief Executive Officer
Nord Resources Corporation
One West Wetmore Road, Suite 203
Tucson, AZ 85705

> **Re:** **Nord Resources Corporation**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 15, 2011**
> **File No. 001-08733**

Dear Mr. Morrison:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Management's Discussion and Analysis

Liquidity and Financial Resources, page 11

1. We note your disclosure that you are currently in default of your obligations under the senior project financing facility, with an outstanding balance of $23,257,826, and several other debt obligations totaling $22,106,652 are due within one year. Considering (i) your cash balance of $338,000 at September 30, 2011 (ii) you incurred losses during the year ended December 31, 2010 and for the nine months ended September 30, 2011, (iii) you had a working capital deficiency of $49,766,551 at September 30, 2011, (iv) you have temporarily suspended the mining and crushing of ore at the Johnson Camp Mine and (v) you don't have any other credit line or borrowing facility available to fund your operations, please revise to include a robust discussion of how you plan to fund your

operations for the next twelve months. Your current disclosures are generic and provide no insight into your plans. Your revised disclosure should clearly explain management's plans to ensure that you meet your liquidity needs and to improve your working capital position, including ramifications to your business if such plans are not successful. Your revised analysis should also provide an explanation for the significant change in accounts payable, accrued expenses, derivative contracts payable and other factors that had a significant impact on your cash flow position. Refer to the guidance in Item 303(b) of Regulation S-K and SEC Release 33-8350.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Raj Rajan at (202) 551-3388, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining